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                                                                      EXHIBIT 12

                COMPUTATION OF RATIOS EARNINGS TO FIXED CHARGES

         For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rent expense that is representative of a reasonable approximation of interest.